Exhibit 99.2

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Three and six months ended September 30, 2012 and 2011
(Unaudited)
_______________________

KEEGAN RESOURCES INC.

Condensed Interim Consolidated Statements of Financial Position – Unaudited	Expressed in United States Dollars
	September 30, 2012	March 31, 2012
Assets

Current assets:
Cash and cash equivalents	$185,823,909	$197,608,106
Receivables	341,611	244,308
Prepaid expenses and deposits	510,254	648,002
	186,675,774	198,500,416

Non-current assets:
Plant and equipment	1,904,138	1,984,719
Investment in associate	627,394	627,394
Mineral interests and development assets (note 3)	32,941,503	25,822,734
	35,473,035	28,434,847

Total assets	$222,148,809	$226,935,263

Liabilities

Current liabilities:
Accounts payable and accrued liabilities (note 7)	$2,587,285	$4,813,773
	2,587,285	4,813,773

Non-current liabilities:
Asset retirement provision (note 5)	9,373,953	8,737,634
	9,373,953	8,737,634

Total liabilities	11,961,238	13,551,407

Shareholders’ Equity

Share capital	313,227,450	313,198,434
Equity reserves (note 6)	31,476,546	27,227,563
Accumulated deficit	(134,516,425)	(127,042,141)
Total shareholders’ equity	210,187,571	213,383,856

Total liabilities and shareholders’ equity	$222,148,809	$226,935,263

Contingencies (note 9)
Subsequent event (note 14)

Approved by the Board of Directors on November 9, 2012:
“Shawn Wallace”	“Marcel de Groot”
Director	Director

SEE ACCOMPANYING NOTES

KEEGAN RESOURCES INC.

Condensed Interim Consolidated Statements of Comprehensive Loss - Unaudited
Three and six months ended September 30, 2012 and 2011	Expressed in United States Dollars
	Three months ended		Six months ended
	September 30,		September 30,
	2012	2011	2012	2011
Administration expenses:
Amortization	$27,657	$64,397	$54,730	$114,784
Consulting fees, directors’ fees and
wages and benefits (note 7)	625,352	725,812	1,359,461	1,382,324
Office, rent and administration	293,452	293,755	631,361	557,028
Professional fees	134,681	153,594	269,247	252,679
Regulatory fees, transfer agent and
shareholder information	102,107	76,044	146,897	152,079
Share-based payments (note 6 and 7(a))	1,304,973	2,053,520	3,099,037	4,833,585
Travel, promotion and investor relations	193,339	369,542	974,271	603,315
	2,681,561	3,736,664	6,535,004	7,895,794

Exploration and evaluation expenditures (note 4)	560,513	7,184,547	1,857,570	16,456,883

Other expenses (income):
Accretion expense (note 5)	36,480	61,428	85,192	122,856
Bank charges and interest	7,509	20,183	18,477	36,674
Foreign exchange loss (gain)	(1,195,471)	4,885,783	(611,477)	4,657,602
Interest and other income	(291,818)	(392,092)	(410,482)	(1,018,923)
	(1,443,300)	4,575,302	(918,290)	3,798,209

Loss and comprehensive loss for the period	$1,798,774	$15,496,513	$7,474,284	$28,150,886

Loss per share – basic and diluted	$0.02	$0.21	$0.10	$0.37

Weighted average number of shares outstanding	75,552,468	75,318,726	75,549,171	75,217,831

SEE ACCOMPANYING NOTES

KEEGAN RESOURCES INC.

Condensed Interim Consolidated Statements of Changes in Equity - Unaudited
Six months ended September 30, 2012 and 2011	Expressed in United States Dollars
	Number		Equity	Accumulated	Total
	of shares	Share capital	reserves	deficit	equity

Balance as at March 31, 2011	74,884,588	$309,345,374	$15,864,395	$(88,889,556)	$236,320,213

Issuance of common shares for:
Exercise of share-based options	436,250	2,833,567	(1,038,015)	-	1,795,552
Share-based payments	-	-	7,506,626	-	7,506,626
Net loss for the period	-	-	-	(28,150,886)	(28,150,886)
Balance as at September 30, 2011 (recast note 13)	75,320,838	$312,178,941	$22,333,006	$(117,040,442)	$217,471,505

Balance as at March 31, 2012	75,545,838	$313,198,434	$27,227,563	$(127,042,141)	$213,383,856

Issuance of common shares for:
Mineral interest (note 3(a))	10,000	29,016	-	-	29,016
Share-based payments (note 6)	-	-	4,248,983	-	4,248,983
Net loss for the period	-	-	-	(7,474,284)	(7,474,284)
Balance as at September 30, 2012	75,555,838	$313,227,450	$31,476,546	$(134,516,425)	$210,187,571

SEE ACCOMPANYING NOTES

KEEGAN RESOURCES INC.

Condensed Interim Consolidated Statements of Cash Flows - Unaudited
Three and six months ended September 30, 2012 and 2011	Expressed in United States Dollars
	Three months ended		Six months ended
	September 30,		September 30,
	2012	2011	2012	2011

Cash provided by (used in):

Operating activities:
Loss for the period	$(1,798,774)	$(15,496,513)	$(7,474,284)	$(28,150,886)
Items not involving cash:
Amortization	49,429	155,338	83,999	275,425
Accretion expense	36,480	61,428	85,192	122,856
Interest income	(298,849)	(336,246)	(410,482)	(941,777)
Share-based payments	1,304,973	2,053,520	3,099,037	4,833,585
Share-based payments included in
exploration and evaluation expenditures	106,457	1,343,536	254,869	2,673,041
Unrealized foreign exchange loss (gain)	(1,241,952)	6,321,222	(475,173)	5,495,985
Changes in non-cash working capital:
Accounts payable and accrued liabilities	(52,410)	(689,748)	(1,897,556)	(2,013,350)
Prepaid expenses and deposits	27,113	(74,889)	140,907	(366,135)
Receivables	30,767	28,487	39,163	88,683
	(1,836,766)	(6,633,865)	(6,554,328)	(17,982,573)

Investing activities:
Purchase of plant and equipment	(31,126)	(488,846)	(113,015)	(1,051,924)
Disposal of plant and equipment	7,889	-	7,889	-
Development costs	(1,847,291)	-	(5,735,954)	-
Acquisition of mineral interests (note 3(a))	(110,000)	(500,000)	(110,000)	(610,000)
Interest received	106,052	179,915	279,552	603,758
	(1,874,476)	(808,931)	(5,671,528)	(1,058,166)

Financing activities:
Shares issued for cash, net of share
issuance costs	-	109,424	-	1,795,553
Impact of foreign exchange on cash and cash
equivalents	1,175,301	(6,367,125)	441,659	(5,527,277)

Decrease in cash and cash equivalents for the period	(2,535,941)	(13,700,497)	(11,784,197)	(22,772,463)

Cash and cash equivalents, beginning of period	188,359,850	227,257,486	197,608,106	236,329,452

Cash and cash equivalents, end of period	$185,823,909	$213,556,989	$185,823,909	$213,556,989

Supplemental cash flow information (note 11)

SEE ACCOMPANYING NOTES

KEEGAN RESOURCES INC.

Notes to Condensed Interim Consolidated Financial Statements - Unaudited
Three and six months ended September 30, 2012 and 2011	Expressed in United States Dollars

1.	Nature of operations

Keegan Resources Inc. (“Keegan” or the “Company”) was incorporated on September 23, 1999 under the laws of British Columbia, Canada.  The Company is in the exploration and development stage and is focused on advancing its principal property, the Esaase Gold Project to commercial production. In addition to its principal project, the Company holds a portfolio of other Ghanaian gold concessions in various stages of exploration.

The head office, principal address and registered and records office of the Company are located at 1199 West Hastings Street, Suite 700, Vancouver, British Columbia, V6E 3T5, Canada.

Management has estimated that the Company will have adequate funds from existing working capital to meet corporate, development, administrative and property obligations for the coming year, including the completion of a feasibility study for the Esaase property. The Company will require additional financing from time to time, and while the Company has been successful in the past, there is no assurance that it will be able to obtain adequate financing in the future or that such financing will be available on acceptable terms.

2.	Basis of presentation

(a)	Statement of compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting” using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”). The accounting policies followed in these condensed interim consolidated financial statements are the same as those applied in the Company’s most recent consolidated annual financial statements for the year ended March 31, 2012. The condensed interim consolidated financial statements should be read in conjunction with the Company’s consolidated annual financial statements for the year ended March 31, 2012.

These condensed interim consolidated financial statements were authorized for issue and approved by the Board of Directors on November 9, 2012.

(b)	Basis of presentation and consolidation

The financial statements have been prepared on the historical cost basis.

All amounts are expressed in US dollars, unless otherwise stated. References to C$ are to Canadian dollars.

The consolidated financial statements include the accounts of the Company and the following subsidiaries:

Subsidiary name	Jurisdiction	Ownership
Keegan Resources Ghana Limited	Ghana	90%
Keegan International (Barbados) Inc.	Barbados	100%
Keegan Ghana (Barbados) Inc.	Barbados	100%

KEEGAN RESOURCES INC.

Notes to Condensed Interim Consolidated Financial Statements - Unaudited
Three and six months ended September 30, 2012 and 2011	Expressed in United States Dollars

2.	Basis of presentation (continued)

(b)	Basis of presentation and consolidation (continued)

All significant intercompany amounts and transactions have been eliminated on consolidation.

Certain of the prior year’s comparative figures have been reclassified to conform to the presentation adopted in the current year.

(c)	Significant accounting judgments and estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.  The consolidated financial statements have, in management’s opinion, been properly prepared using careful judgment within the framework of the significant accounting policies summarized in note 3 of the audited consolidated financial statements for the year ended March 31, 2012.

3.	Mineral interests and development assets

		Accumulated	Net book
September 30, 2012	Cost	depreciation	value

Acquisition costs, Asumura	$170,043	$-	$170,043

Acquisition costs, Esaase	5,502,254	-	5,502,254
Development costs, Esaase	18,257,953	-	18,257,953
Asset retirement obligation, Esaase	9,011,253	-	9,011,253
Esaase development project	32,771,460	-	32,771,460

	$32,941,503	$-	$32,941,503

		Accumulated	Net book
March 31, 2012	Cost	depreciation	value

Acquisition costs, Asumura	$170,043	$-	$170,043

Acquisition costs, Esaase	5,362,508	-	5,362,508
Development costs, Esaase	11,830,057	-	11,830,057
Asset retirement obligation, Esaase	8,460,126	-	8,460,126
Esaase development project	25,652,691	-	25,652,691

	$25,822,734	$-	$25,822,734

Based on positive results of a pre-feasibility study the Company has Proven and Probable Mineral reserves and effective October 1, 2011 began capitalizing costs associated with the development of the Esaase Gold Project.

KEEGAN RESOURCES INC.

Notes to Condensed Interim Consolidated Financial Statements - Unaudited
Three and six months ended September 30, 2012 and 2011	Expressed in United States Dollars

3.	Mineral interests and development assets (continued)

Reconciliation of  mineral interests

	Six months ended	Year ended
	September 30, 2012	March 31, 2012

Opening balance	$25,822,734	$10,581,692

Additions:
Acquisition costs, Esaase	139,016	2,166,009
Development costs, Esaase	6,428,626	11,830,057
Asset retirement obligation	551,127	1,244,976
	7,118,769	15,241,042

Closing balance	$32,941,503	$25,822,734

Summary of development costs, Esaase

	Six months ended September 30,
	2012	2011

Esaase:
Camp operations	$1,293,353	$-
Development support costs	100,661
Feasibility studies and engineering	2,109,458	-
Sustainability	1,941,163	-
Share-based payments	895,077	-
VAT receivable allowance	88,914	-
Total development costs for the period	$6,428,626	$-

(a)	Essase gold project

The Company acquired a 100% interest in the Esaase Gold property in the southwest part of the Republic of Ghana (“Ghana”), West Africa. The property is subject to an underlying 10% interest and 5% royalty (see note 9(a)) to the Ghanaian government and a 0.5% royalty payable to the Bonte Liquidation Committee. The Company was granted the full Esaase Mining Lease by the Ghanaian Minerals Commission and Minister of Mines, Lands and Forestry with no further obligation to any party aside from the royalties and government commitments.

The Company acquired a 100% interest in the Jeni Concession mining lease and exploration rights. The Jeni Concession lies directly to the southwest and contiguous to the Esaase Gold property. The Ghanaian government retains a standard 10% carried interest and 3% royalty based on the existing mining lease and the Bonte Liquidation Committee retains a 0.5% royalty.

KEEGAN RESOURCES INC.

Notes to Condensed Interim Consolidated Financial Statements - Unaudited
Three and six months ended September 30, 2012 and 2011	Expressed in United States Dollars

3.       Mineral interests and development costs (continued)

(a)	Essase gold project (continued)

Subsequent to the granting of the Esaase and Jeni mining leases, the Ghanaian government amended the royalty scheme in Ghana to a 5% royalty for all mining projects and uncertainty now exists as to the final royalty rate applicable to the property (see note 9(a)).

The Company owns a 100% interest in the Asuowin Concession situated contiguous to and directly south of the Esaase Gold property and a 100% interest in the Dawohodo prospecting concession a mineral concession adjacent to the Esaase Gold property.

On July 15, 2010, the Company entered into an option agreement with Sky Gold Mines Limited (“SGM”) whereby the Company was granted the exclusive option by SGM to acquire a 100% interest in a four-part concession adjacent to the Esaase Gold property. Pursuant to the agreement the Company is required to make staged payments totaling $400,000, and issue in stages a total of 50,000 shares of the Company. As at September 30, 2012, the Company had made payments totaling $250,000 and issued 30,000 shares of the Company. The remaining $150,000 and 20,000 shares will be paid and issued at the Company’s option, on the third anniversary of this option agreement, at which time the Company will own 100% of the SGM concession. The concession is subject to a 2% net smelter returns royalty (“NSR”) payable to SGM.

Free carried interest to the Ghanaian government

Pursuant to the provisions of the Ghanaian Minerals and Mining Act of 2006, as at March 31, 2011, the Ghanaian government acquired, for zero proceeds, a 10% free carried interest in the rights and obligations of the mineral operations of the Esaase Gold property through an interest in Keegan Resources Ghana Limited (“Keegan Ghana”).

Keegan Ghana reserved 10% of its common shares for issuance to the Ghanaian government, and one government representative was appointed to the Board of Directors of Keegan Ghana. The Ghanaian government is entitled to 10% of declared dividends from the net profit of Keegan Ghana at the end of a financial year. As the free carried interest does not result in an obligation on behalf of the Ghanaian government to contribute to the capital of Keegan Ghana nor share in the entity’s losses, a non-controlling interest is not recognized while Keegan Ghana is in a net liability position.

(b)	Asumura gold project

The Company owns a 100% interest in the Asumura Reconnaissance Concession (“Asumura property”) located in Ghana. The Asumura property is subject to a 3.5% NSR royalty payable to GTE Ventures Limited. (“GTE”), 50% of which may be purchased for $2,000,000 from GTE and the remaining 50% may be purchased for an additional $4,000,000. If the property is converted to a Mining License, in accordance with Ghanaian law, it will become subject to a 5% gross revenue royalty and 10% ownership by the Ghanaian government.

KEEGAN RESOURCES INC.

Notes to Condensed Interim Consolidated Financial Statements - Unaudited
Three and six months ended September 30, 2012 and 2011	Expressed in United States Dollars

4.	Exploration and evaluation expenditures

Exploration and evaluation expenditures are comprised of expenditures incurred on mineral interests in areas where the technical feasibility and economic recoverability has not yet been established.

Summary of  exploration and evaluation expenditures

	Three months ended September 30,		Six months ended September 30,
	2012	2011	2012	2011

Esaase:
Camp operations	$133,839	$640,092	$371,820	$1,079,140
Development support costs	-	503,334	-	883,457
Equipment and infrastructure	-	410,046	-	717,285
Engineering studies	-	1,515,202	-	2,947,974
Exploration drilling	-	239,747	518,889	1,346,450
Exploration support costs	317,433	416,915	643,882	1,143,528
Health and environmental	-	514,519	-	1,102,038
Technical and in-fill drilling	-	1,245,790	-	3,570,062
Share-based payments	106,456	1,343,535	254,869	2,673,041
VAT receivable allowance	2,441	355,367	65,466	993,908
	560,169	7,184,547	1,854,926	16,456,883

Asumura:	344	-	2,644	-

Total exploration and evaluation expenditures	$560,513	$7,184,547	$1,857,570	$16,456,883

KEEGAN RESOURCES INC.

Notes to Condensed Interim Consolidated Financial Statements - Unaudited
Three and six months ended September 30, 2012 and 2011	Expressed in United States Dollars

5.	Asset retirement provision

The asset retirement provision relates to current and historical disturbance caused to the mineral concessions within the area of interest of the Esaase development project. Management has determined that these areas will be included as part of the project’s life-of-mine rehabilitation program. The present value of this constructive obligation has been recorded as a non-current provision.

Esaase development project	Six months ended	Year ended
	September 30, 2012	March 31, 2012

Opening balance	$8,737,634	$7,242,082
Additions	551,127	1,244,976
Accretion	85,192	250,576

Closing balance	$9,373,953	$8,737,634

Undiscounted and uninflated estimated future cash obligation	$8,532,476	$8,532,476
Expected term until settlement	13 years	13 years
Discount rate	1.65%	2.23%

The increase in the asset retirement provision relates to a decrease in the discount rate as noted above.

KEEGAN RESOURCES INC.

Notes to Condensed Interim Consolidated Financial Statements - Unaudited
Three and six months ended September 30, 2012 and 2011	Expressed in United States Dollars

6.       Equity reserves

Share-based options

The Company maintains a rolling share-based option plan providing for the issuance of share-based options for up to 10% of the Company’s issued and outstanding common shares. The Company may grant options from time to time to its directors, officers, employees and other service providers. The options vest 25% on the date of the grant and 12 ½ % every three months thereafter for a total vesting period of 18 months.

Share-based options movement	Number	Weighted average
	of shares	exercise price
Balance, March 31, 2012	4,947,500	C$5.41
Granted	2,202,500	C$3.74
Forfeited	(796,250)	C$6.77
Balance, September 30, 2012	6,353,750	C$4.66

The following table summarizes the share-based options outstanding and exercisable at September 30, 2012:

Number outstanding at			Number exercisable at
Exercise price	September 30, 2012	Expiry date	September 30, 2012

C$4.20	345,000	February 5, 2013	345,000
C$1.12	12,500	January 15, 2014	12,500
C$3.31	70,000	June 2, 2014	70,000
C$3.10	225,000	July 2, 2014	225,000
C$3.10	75,000	July 17, 2014	75,000
C$4.01	320,000	October 6, 2014	320,000
C$6.50	100,000	December 13, 2014	100,000
C$6.19	1,347,500	May 26, 2015	1,347,500
C$8.00	256,250	March 17, 2016	256,250
C$4.59	1,400,000	February 16, 2017	700,000
C$3.74	2,202,500	June 7, 2017	825,938
	6,353,750		4,277,188
Weighted average contractual life
remaining at September 30, 2012 (years)	3.55		3.05

During the six months ended September 30, 2012, under the Black-Scholes option pricing model, $3,353,906 (September 30, 2011 - $7,506,626) in share-based payments were recorded in the statement of comprehensive loss of which $254,869 (September 30, 2011 - $2,673,041) weres included in exploration and evaluation expenses. In addition, during the six months ended September 30, 2012, share-based payments of $895,077 were included in mineral interests and development costs (September 30, 2011 - $Nil).

The fair value of share-based options used to calculate share-based payments has been estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

KEEGAN RESOURCES INC.

Notes to Condensed Interim Consolidated Financial Statements - Unaudited
Three and six months ended September 30, 2012 and 2011	Expressed in United States Dollars

6.       Equity reserves (continued)

	Six months ended September 30,
	2012	2011
Risk free interest rate	1.24%	2.18%
Expected dividend yield	0%1.23%	0%2.22%
Stock price volatility	69.96%	88.15%
Forfeiture rate	1.03%	1.28%
Expected life of options	3.46 years	3.73 years

7.       Related party balances and transactions

All transactions with related parties have occurred in the normal course of operations and are measured at their fair value as determined by management. All amounts are unsecured, non-interest bearing and have no specific terms of settlement.

(a)      Key management compensation

Transactions with key management personnel were as follows:

	Three months ended September 30,		Six months ended September 30,
	2012	2011	2012	2011

Salaries and benefits	$277,908	$540,289	$595,343	$866,024
Share-based payments	436,354	1,381,413	1,576,303	3,662,630
	$714,262	$1,921,702	$2,171,646	$4,528,654

Key management personnel consist of directors and officers of the Company.

(b)   Other related parties balances and transactions

Related party transactions (recoveries):

	Three months ended September 30,		Six months ended September 30,
	2012	2011	2012	2011

Universal Mineral Services Ltd. (i)	$510,554	$-	$1,248,935	$-
Rock-on Exploration Ltd. (ii)	15,000	35,370	30,000	70,740
Other public companies (iii)	-	(222,063)	-	(533,569)
	$525,554	$(186,693)	$1,278,935	$(462,829)

KEEGAN RESOURCES INC.

Notes to Condensed Interim Consolidated Financial Statements - Unaudited
Three and six months ended September 30, 2012 and 2011	Expressed in United States Dollars

7.     Related party balances and transactions (continued)

(b)      Other related parties balances and transactions (continued)

Related party balances receivable (payable):

	September 30, 2012	March 31, 2012

Universal Mineral Services Ltd. (i)	$(188,974)	$-
Universal Mineral Services Ltd. – prepaid deposit (i)	139,851	-
Rock-on Exploration Ltd. (ii)	(15,000)	(35,370)
Other public companies (iii)	-	29,638
	$(64,123)	$(5,732)

(i)	Universal Mineral Services Ltd. (“UMS”)

UMS was a wholly owned subsidiary of the Company until March 30, 2012, at which time the Company disposed of a net 75% interest in UMS and relinquished control. UMS is now a private company with certain key management personnel and directors in common with the Company, and pursuant to an agreement dated March 30, 2012, provides geological, corporate development, administrative and management services to the Company on cost recovery basis.

(ii)	Rock-on Exploration Ltd. (“Rock-on”)

Rock-on is a private company controlled by a director of the Company. Pursuant to this geological consulting agreement, the Company pays $5,000 per month plus benefits ($10,000 per month plus benefits for the six months ended September 30, 2011).

(iii)	Other public companies

During the year ended March 31, 2012, the Company recovered on a cost recovery basis, geological, corporate development, administrative and management services provided by UMS, to several companies with directors and officers in common. As UMS is no longer a wholly owned subsidiary, the Company is not recovering any costs from these related parties, subsequent to March 31, 2012.

8.      Commitments

As at September 30, 2012, the Company did not have any significant contractual commitments except as disclosed in note 3.

KEEGAN RESOURCES INC.

Notes to Condensed Interim Consolidated Financial Statements - Unaudited
Three and six months ended September 30, 2012 and 2011	Expressed in United States Dollars

9.      Contingencies

(a)	Ghanaian mining royalties and taxes

On March 19, 2010, the government of Ghana amended section 25 of the Minerals and Mining Act of 2006 (Act 703) which stipulates the royalty rates on mineral extraction payable by mining companies in Ghana. The Act now states that a holder of a mining lease, restricted mining lease, or small scale mining license shall pay a royalty in respect of minerals obtained from its mining operations to Ghana at the rate of 5% of the total revenue earned from minerals obtained by the holder. Currently,  uncertainty exists on how this amendment will affect the Esaase gold property’s existing mining lease and whether the rate will change as the Company goes through negotiations with the government with respect to a stability agreement on the project.

Changes to the Ghanaian tax system were announced and substantively enacted during the year ended March 31, 2012. Corporate tax rates rose from 25% to 35% and capital deductions were reduced from current rates to a straight-line depreciation of 20% per year over 5 years. A 10% windfall profit tax has been proposed but to date has not been enacted. The windfall profit tax will be calculated based on taxable income less taxes paid, capital expenditures incurred, additions to inventory and various other deductions and additions.

(b)	Esaase option agreement suit

Keegan Ghana was named jointly with the Ghana Minerals Commission as a co-defendant in a legal suit by Sametro Co. Ltd., the company that had originally optioned the Esaase gold property to the Company (the “Litigation”). The Plaintiff is alleging certain irregularities in connection with the closing of the option resulting in Keegan Ghana’s acquisition of the Esaase gold property and the issuing of the requisite regulatory approvals under Ghanaian law.

Keegan Ghana has refuted the allegations on grounds that it had at all material times acted legally and in good faith and has therefore filed a defense and counter-claim against the Plaintiff.

Effective October 31, 2011, the Company entered into a written settlement agreement with two parties who together hold a 60% interest in the outcome of the Litigation. These parties acquired their interests in the Litigation pursuant to a settlement agreement reached in 2010 with the principal plaintiff, Sametro Co Ltd. that was entered into the Ghana High Court at Tarkwa. Keegan's partial settlement agreement provides that the two settling parties will receive an aggregate of $1.5 million conditional primarily upon acceptance of the agreement by the Ghanaian Court and certain other conditions all of which can be waived by Keegan in its sole discretion. The Company has made payments totaling $0.1 million and has recorded a current liability of $1.4 million for the remainder of the settlement amount.

The Company continues to view the remaining litigation as without legal merit and the claim will be vigorously defended.  The Ghana Minerals Commission has also denied the allegations and filed a defense to the suit.

(c)	Financial guarantee

The Company continues to provide a financial guarantee for the UMS office lease.

KEEGAN RESOURCES INC.

Notes to Condensed Interim Consolidated Financial Statements - Unaudited
Three and six months ended September 30, 2012 and 2011	Expressed in United States Dollars

10.   Segmented information

Geographic Information

The Company operates in one reportable operating segment, being the exploration and development of resource properties.

Geographic allocation of non-current assets

September 30, 2012	Canada	Ghana	Total

Plant and equipment	$154,479	$1,749,659	$1,904,138
Investment in associate	627,394	-	627,394
Mineral interests	-	32,941,503	32,941,503
	$781,873	$34,691,162	$35,473,035

March 31, 2012	Canada	Ghana	Total

Plant and equipment	$172,393	$1,812,326	$1,984,719
Investment in associate	627,394	-	627,394
Mineral interests	-	25,822,734	25,822,734
	$799,787	$27,635,060	$28,434,847

Geographic allocation of loss

	Three months ended September 30,		Six months ended September 30,
	2012	2011	2012	2011

Canada	$1,373,269	$7,894,587	$5,498,088	$10,958,638
Ghana	425,505	7,601,926	1,976,196	17,192,248
Total	1,798,774	$15,496,513	$7,474,284	$28,150,886

KEEGAN RESOURCES INC.

Notes to Condensed Interim Consolidated Financial Statements - Unaudited
Three and six months ended September 30, 2012 and 2011	Expressed in United States Dollars

11.    Supplemental cash flow information

	Three months ended September 30,		Six months ended September 30,
	2012	2011	2012	2011

Income tax paid	$-	$-	$-	$-
Depreciation included in exploration and evaluation costs	21,772	90,941	29,269	160,641
Depreciation included in mineral interest and development costs	77,344	-	101,709	-
Share-based compensation included in mineral interests and development cost	339,389	-	895,077	-
Change in accounts payable related to mineral interests and development costs	(8,499)	-	304,114	-
Reclassification of equity reserves on exercise of share-based options	-	61,041	-	1,038,015

12.    Financial instruments

The Company is exposed to currency risk through its holding of Canadian dollar (“CAD”) cash and cash equivalents. At September 30, 2012, the Company had a CAD balance of $32.5 million ($37.8 million at March 31, 2012), expressed in US dollar equivalents.

13.    Recast

In its September 30, 2011 condensed interim consolidated financial statements the Company originally recorded share purchase warrants issued to brokers as a fair value liability with movements in fair value recorded in net loss. The cost of these warrants should have been recorded as a reduction of share capital and not subsequently adjusted for changes in fair value. The adjustments to the September 30, 2011 comparative figures presented are an increase to loss for the three months ended September 30, 2011 of $286,740, an increase to loss for the six months ended September 30, 2011 of $670,000, and as at September 30, 2011 a decrease to the warrant liability of $182,070 and an increase to shareholders’ equity of $182,070 (March 31, 2011 - $852,070), all as compared to amounts previously presented.

14.    Subsequent event

On November 5, 2012, the Company closed a private placement for net proceeds of C$32.5 million, consisting of 9,443,500 Units at C$3.44 per Unit. Each Unit consisted of one Common Share of the Company and one Warrant to purchase a Common Share of the Company for a period of two years at C$4.00 per share. The Company has the right to accelerate the exercise period of the Warrant to 30 days if the Company’s share price trades at a price greater than C$6.00 per share for twenty consecutive trading days.